[GenCorp Letterhead]

April 17, 2014

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:	GenCorp Inc.
Form 10-K for the Year Ended November 30, 2013
Filed February 7, 2014
Form 10-Q for the Period Ended February 28, 2014
Filed March 31, 2014
File No. 1-1520

Ladies and Gentlemen:

This will confirm my telephone conversation of April 15, 2014 with Mr. David Korvin, whereby it was agreed that GenCorp Inc. will respond to your letter dated April 7, 2014, including comments of the staff of the Securities and Exchange Commission relating to the above-referenced Exchange Act Reports of GenCorp Inc. providing the requested information on or before April 28, 2014.

Sincerely,

/s/ Christopher Cambria

Christopher Cambria
Vice-President, General Counsel
and Secretary